UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                      February
18, 2020
  J. Abbott R. Cooper
  Managing Member
  Driver Management Company LLC
  250 Park Avenue   7th Floor
  New York, New York 10177

          Re:     First United Corporation
                  DFAN14A filed by Driver Management Company LLC, et al. Filed February 13, 2020
                  File No. 001-14237

  Dear Mr. Cooper:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  1. Please refer to the following assertion: "Three shareholders owning a combined 7% of the bank said they are backing Driver's three-person slate at the 2020 annual general meeting."
     Please provide us with the factual foundation in support of the cited assertion, including the claim that the three shareholders own a combined 7% of the bank. See Rule 14a-9.

  2. Please refer to the following representation: "M&A has been at the forefront of the community banking sector, and consolidation at First United is `inevitable,' one shareholder said." Please provide us with the factual foundation in support of the quoted representation.
     See Rule 14a-9.

  3. Please refer to the following representations: "The first shareholder said the fair value of
     First United could be $29 per share. Driver believes the sale value could be as much as $32 per share..." The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values.
     Advise us, with a view toward amended disclosure, how the participants determined this $32 figure. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).
 J. Abbott R. Cooper
February 18, 2020
Page 2


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        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions


cc: Andrew Freedman, Esq.
Olshan Frome Wolosky LLP